UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

COLONY CAPITAL, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.875% CONVERTIBLE SENIOR NOTES DUE 2021
(Title of Class of Securities)
19624RAB2
(CUSIP Number of Class of Securities)
Ronald M. Sanders, Esq.
Executive Vice President, Chief Legal Officer and Secretary
Colony Capital, Inc.
515 S. Flower Street, 44th Floor
Los Angeles, CA 90071
(310) 282-8820
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David W. Bonser, Esq. Tiffany Posil, Esq. Hogan Lovells US LLP 555 13th Street NW Washington, D.C. 20004-1109 (202) 637-5600 (Phone) (202) 637-5910 (Fax)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$112,811,000	$14,642.87

(1)
Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that all $112,811,000 aggregate principal amount of the issuer's 3.875% Convertible Senior Notes due 2021 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Notes.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2020, equals $129.80 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $14,642.87          Filing Party:     Colony Capital, Inc.
Form or Registration No.:     Schedule TO          Date Filed:     August 27, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement
This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2020 (together with any amendments or supplements thereto, the “Schedule TO”) by Colony Capital, Inc., a Maryland corporation (the “Company”). The Schedule TO relates to the offer (the “Offer”) by the Company to purchase any and all of its issued and outstanding 3.875% Convertible Senior Notes due 2021 (the “Convertible Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the accompanying Press Release, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(5)(i), respectively.
Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented as follows:
“On September 25, 2020, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of September 24, 2020. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.”
Item 12. Exhibit Index.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

Exhibit
Number	Description

(a)(5)(ii)	Press Release, dated September 25, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 25, 2020

COLONY CAPITAL, INC.

By:	/s/ Ronald M. Sanders
Ronald M. Sanders
Executive Vice President, Chief Legal Officer and Secretary

Item 12. Exhibit Index.

(a)(1)(i)	Offer to Purchase, dated August 27, 2020.*
(a)(5)(i)	Press Release, dated August 27, 2020.*
(a)(5)(ii)	Press Release, dated September 25, 2020.
(d)(1)
Indenture, dated as of April 10, 2013, between Colony Financial, Inc. and the Bank of New York Melon, (filed as Exhibit 4.1 to Colony Financial, Inc.’s Current Report on Form 8-K, filed on April 10, 2013, File No. 001-34456, and incorporated by reference herein).*

(d)(2)
Second Supplemental Indenture, dated as of January 28, 2014 (filed as Exhibit 4.2 to Colony Financial, Inc.’s Current Report on Form 8-K, filed on January 28, 2014, File No. 001-34456, and incorporated by reference herein).*

*Previously filed.